Exhibit 12.1
Wright Medical Group N.V.
Ratio of Earnings to Fixed Charges
The following table presents Wright Medical Group N.V.'s historical ratios of earnings to fixed charges for the years ended December 31, 2017, December 25, 2016, December 27, 2015 and December 31, 2014 and 2013. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Fiscal year ended
	December 31, 2017	December 25, 2016	December 27, 2015 [4]	December 31, 2014 [5]	December 31, 2013 [5]
Earnings:
Loss from continuing operations before income taxes	$(99,905)	$(178,340)	$(241,008)	$(246,830)	$(230,403)
Fixed charges to add to earnings:
Interest expense [1]	74,991	59,304	41,104	17,398	16,452
Rent interest factor [2]	3,836	3,640	2,845	2,662	1,894
Total fixed charges	78,827	62,944	43,949	20,060	18,346
Earnings from continuing operations before income taxes and fixed charges	$(21,078)	$(115,396)	$(197,059)	$(226,770)	$(212,057)
Ratio of earnings to fixed charges [3]	(0.27)	(1.83)	(4.48)	(11.30)	(11.56)
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[1]	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

[2]	Approximately one-third of rental expense is deemed representative of the interest factor.

[3]
Earnings were inadequate to cover fixed charges for the years ended December 31, 2017, December 25, 2016, December 27, 2015 and December 31, 2014 and 2013 by $99.9 million, $178.3 million, $241.0 million, $246.8 million, and $230.4 million, respectively.

[4]	The 2015 results were restated for the divestiture of our Large Joints business.

[5]
The historical ratios of earnings to fixed charges for the years ended December 31, 2014 and 2013 are based on the financial information of Wright Medical Group, Inc., our predecessor for accounting purposes.